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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                   SCHEDULE 14D-1/A

             Tender Offer Statement Pursuant to Section 14(D)(1) of the
                           Securities Exchange Act of 1934
                                  (Amendment No. 2)*
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                         Mobley Environmental Services, Inc.
                          (Name of Subject Company [Issuer])
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                                 GAP Capital, L.L.C.
                                    Roger J. Pipes
                                      (Bidders)
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                    Class A Common Stock, $.01 Par Value Per Share
                            (Title of Class of Securities)
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                                     607419-10-8
                        (CUSIP Number of Class of Securities)
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                                       Copy To:
              Roger J. Pipes                    Jeffrey M. Sone, Esquire
            GAP Capital, L.L.C.                   Jackson Walker L.L.P.
       6310 Lemmon Avenue, Suite 202           901 Main Street, Suite 6000
            Dallas, Texas 75209                 Dallas, Texas 75202-3797
              (214) 350-9070                         (214) 953-6000

              (Name, Address and Telephone Numbers of Person Authorized
              to Receive Notices and Communications on Behalf of Bidder)
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CUSIP NO. 607419-10-8              14D-1/A                     Page 2 of 5 Pages

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only):
    GAP Capital, L.L.C.
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]
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3)  SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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4)  Sources of Funds (See Instructions): WC
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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6)  Citizenship of Place of Organization: Texas.
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7)  Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,508
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8)  Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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9)  Percent of Class Represented by Amount in Row (7): 43.5%
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10) Type of Reporting Person (See Instructions):  OO
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CUSIP NO. 607419-10-8              14D-1/A                     Page 3 of 5 Pages

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only):
    Roger J. Pipes, individually and as beneficiary of R. J. Pipes Pension and Profit Sharing Plan and R. J. Pipes Money Purchase Pension Plan
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (A) [X]
    (B) [ ]
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3)  SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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4)  Sources of Funds (See Instructions):  AF
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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6)  Citizenship of Place of Organization:  United States
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7)  Aggregate Amount Beneficially Owned by Each Reporting Person:  24,593
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8)  Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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9)  Percent of Class Represented by Amount in Row (7): .58%
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10) Type of Reporting Person (See Instructions):  IN
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CUSIP NO. 607419-10-8              14D-1/A                     Page 4 of 5 Pages

SCHEDULE 14D-1 - AMENDMENT NO. 2

     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 11, 1999 (as amended, the "Schedule 14D-1") relates to the tender offer by GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), to purchase all outstanding shares of the Class A common stock, par value $.01 per share (the "Class A Shares"), of Mobley Environmental Services, Inc., a Delaware corporation (the "Company"), at a purchase price of $.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, as supplemented by the Supplement thereto, dated July 13, 1999 (the "Supplement"), which is attached as Exhibit (a)(8) to Amendment No. 1 to the Schedule 14D-1 and the related Letter of Transmittal, which is attached as Exhibit (a)(2) to the Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by incorporating by reference the Amendment No. 1 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on July 23, 1999.

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                                     SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1999
                                        GAP CAPITAL, L.L.C.,
                                        a Texas limited liability company


                                        By:   /s/ Roger J. Pipes
                                           ------------------------------------
                                             Roger J. Pipes, Manager


                                         /s/ Roger J. Pipes
                                        ---------------------------------------
                                        Roger J. Pipes, Manager of GAP
                                        Capital, L.L.C.